NTELOS Holdings Corp.

401 Spring Lane

Suite 300

Waynesboro, Virginia 22980

December 10, 2007

By Edgar

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Division of Corporation Finance

Re:	NTELOS Holdings Corp.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed March 13, 2007

Form 10-Q for Fiscal Quarter Ended September 30, 2007

File No. 0-51798

Dear Mr. Spirgel:

As Executive Vice President, Chief Financial Officer, Treasurer and Secretary of NTELOS Holdings Corp., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated November 27, 2007 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to NTELOS Holdings Corp.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

Other Overview Discussion, page 44

1.	Please revise your disclosures to explain in detail the reasons why your ARPU has increased significantly in each of the last 3 years. Please provide us with your proposed disclosures.

Response:

On p. 47 (third paragraph of “Wireless Communications Revenues”) and p. 54 (second paragraph of “Wireless Communications Revenues”) of the 2006 Form 10-K, we explain in detail the reasons why ARPU has increased significantly in each of the last 3 years. We believe these two sections are the most appropriate places for this disclosure. The intent of the paragraph describing ARPU on p. 44 is to explain why we believe a non-GAAP item like ARPU is useful information to investors. To add this disclosure here would also contribute to unnecessary repetition.

Wireless Communication Revenues, page 47

2.	Please tell us your basis of measurement and recognition of revenues derived from data services, including data bundle packages introduced during the second quarter of 2006. We note from your disclosure and from the revenue schedule on page 44 that data revenues were a significant driver of your revenue growth in 2006.

Response:

In our 2006 Form 10-K, data revenues include only incremental data revenues (i.e., revenues generated by data minutes of use by our customers) and data revenues from independently priced data plans which are combined or “bundled” with a voice plan that has its own independent price (which constitute the “data bundle packages introduced during the second quarter of 2006” referred to in the Form 10-K). The combining of these services does not result in a discount to the voice or data pricing. Thus, the portion of revenue that relates to data and the portion that relates to voice are clearly determined.

Our revenue recognition policy for data revenues is the same as for our other local service and airtime revenues. These services are recognized on a monthly basis in the period for which the service applies. This policy is set forth in Note 2 to our consolidated financial statements under “Revenue Recognition” (p. 82).

Consolidated Statement of Operations, page 78

3.	Your current presentation of your statement of operations does not comply with Rule 5-03 of Regulation S-X. In this regard, please:

•	Revise to separately present cost and expenses applicable to revenues in accordance with Rule 5-03(b)(2) of Regulation S-X.

•	You should also separately present selling, general and administrative expenses to comply with Rule 5-03(b)(4) of Regulation S-X.

Please provide us with your proposed disclosures. Note that your proposed disclosures should continue to comply with SAB Topic 11:B and SAB Topic 14:F.

Response:

We believe that the presentation of our statement of operations complies with Rule 5-03 of Regulation S-X for the following reasons:

•

We separately present our cost of wireless sales in our statement of operations. Our cost of wireline sales is immaterial, representing less than 4% of our total cost of sales, and is included in Maintenance and support. As indicated on page 45 of our Form 10-K, Cost of wireless sales includes both equipment costs and usage-based access charges.

•

We separately present our general and administrative expenses in our statement of operations as Corporate operations. Corporate operations is defined on p. 45 of our Form 10-K as including taxes other than income, executive, accounting, legal, purchasing, information technology, human resources and other general and administrative expenses, including non-cash compensation expense related to the original Class A common stock and option instruments held by certain members of corporate management. Our material selling expenses are included in Customer operations together with other customer related expenses such as marketing, product advertising, billing and customer care.

As contemplated by Rule 5-03(b), our presentation of operating expenses follows the financial reporting requirements of the Virginia State Corporation Commission (including the combined Customer operations line item) for NTELOS’s regulated incumbent local exchange carrier businesses. We have maintained this presentation in our SEC filings because we believe this presentation complies with Rule 5-03 of Regulation S-X while also providing investors with more transparent and meaningful information about our operating expenses.

4.	Also, tell us how you evaluated Rule 5-03 of Regulation S-X regarding the separate presentation of equipment revenues and the related costs of equipment.

Response:

We evaluated Rule 5-03 regarding the separate presentation of equipment revenues and the related cost of equipment and determined that such presentation is not required because our equipment revenue represents less than 5% of our total operating revenues and our wireless equipment cost of sales represents less than 7% of total operating expenses. In accordance with Rule 5-03(b), since our equipment revenues represent less than 10% of our revenues, it is not separately presented. Also under Rule 5-03(b), since we are not required to separately present our equipment revenues, we also are not required to separately present our wireless equipment cost of sales. Our wireless equipment cost of sales is included in Cost of wireless sales. We believe that presenting these costs together with usage based access charges and thus disclosing in the aggregate the primarily variable expenses related to wireless revenues offers the most meaningful presentation of costs related to wireless revenues.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (504) 946-3531 or to our outside counsel, David Carter, at (804) 697-1253.

Sincerely,

/s/ Michael B. Moneymaker
Michael B. Moneymaker
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

cc:	Kyle Moffatt, Accountant Branch Chief

Katherine Jacobson, Senior Staff Accountant

David M. Carter, Troutman Sanders LLP